UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9 Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

BANCO SANTANDER México S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MéXICO
(Name of Subject Company)

BANCO SANTANDER México S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MéXICO
(Name of Person Filing Statement)

Series B Shares, without par value
American Depositary Shares (each of which represents five Series B Shares)
(Title of Class of Securities)

MX41BS060005 (Series B Shares)
(ISIN of Class of Securities)

0596B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

Héctor Blas Grisi Checa Chief Executive Officer Avenida Prolongación Paseo de la Reforma 500 Colonia Lomas de Santa Fe Alcaldía Álvaro Obregón 01219, Mexico City, Mexico Telephone: (52) 55-5257-8000
Copies to:
Rodrigo Conesa Labastida Ritch, Mueller, Heather y Nicolau, S.C. Torre Virreyes Av. Pedregal No. 24 Piso 20 Col. Molino del Rey 11040 Mexico City, Mexico Telephone: (52) 55-9178-7000	Jorge U. Juantorena Matthew P. Salerno Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York Telephone: (212) 225-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) is filing this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) in connection with the all cash tender offer made in the United States (the “U.S. Offer”) by Banco Santander, S.A. (“Santander Spain” or “Purchaser”), a company organized under the laws of the Kingdom of Spain, pursuant to an offer to purchase (as it may be amended or supplemented from time to time, the “U.S. Offer to Purchase”), to all holders of Santander Mexico’s Series B Shares (as defined below) that are residents of, or located in, the United States and all holder of Santander Mexico’s ADSs (as defined below) wherever located, in addition to a concurrent separate all cash tender offer on equivalent terms (the “Mexican Offer”, and together with the U.S. Offer, the “Offers”), pursuant to other offering documents published in Mexico (the “Mexico Offer Documents”, and together with the U.S. Offer to Purchase, the “Offer Documents”) and made available to all holders of Series B Shares to acquire all of the issued and outstanding Series B Shares (in each case other than any Santander Mexico Securities (as defined below) owned directly or indirectly by Santander Spain), in exchange for Ps.26.50 in cash per Series B Share (the “Share Offer Price”), or the U.S. dollar equivalent of Ps.132.50 (based on the U.S.$/Ps. exchange rate on U.S. Offer Expiration Date (as defined in the U.S. Offer to Purchase)) as published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) by the Mexican Central Bank (Banco de México) in cash per ADSs (the “ADS Offer Price”), without interest, upon the terms, and subject to the conditions, set forth in this U.S. Offer to Purchase and the related Share Letter of Transmittal and ADS Letter of Transmittal (as both defined in the U.S. Offer to Purchase, and collectively, “Letters of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(C), respectively.

The U.S.$/Ps. exchange rate as published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) by the Mexican Central Bank (Banco de México) for October 29, 2021 was U.S.$1.00 = Ps.20.32355

The information set forth in the U.S Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(1)(A), under “Summary Term Sheet” is incorporated herein by reference.

The U.S. Offer to Purchase and the related documents contain important information that you should read before making any decision in connection with the U.S. Offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Statement relates is Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, organized under the laws of the United Mexican States (“Santander Mexico”). The principal executive offices of Santander Mexico are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, 01219, Mexico City, Mexico. The telephone number of Santander Mexico’s principal executive offices is (52) 55-5257-8000.

Securities.

The class of equity securities to which this Statement relates is Santander Mexico’s Series B shares (“Series B Shares”) and American Depositary Shares (each of which represents five Series B Shares) of Santander Mexico (the “ADSs,” and together with the Series B Shares, the “Santander Mexico Securities”). The Series B Shares are listed and traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) (the “BMV”). The Series B Shares are also listed and traded in the United States on the New York Stock Exchange (the “NYSE”) in the form of ADSs under the symbol “BSMX.”

As of August 17, 2021, Santander Mexico’s capital stock consists of 6,786,994,357 shares issued and outstanding, represented by 3,322,685,212 Series B Shares and 3,464,309,145 Series F shares, all of which are book-entry shares, fully paid and of a par value of Ps.3.780782962 each. In addition, as of August 17, 2021, Santander Mexico has 331,811,068 Series F shares and 318,188,932 Series B Shares authorized, unsubscribed and held in treasury.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is Santander Mexico, which is the subject company to which this Statement relates. Santander Mexico’s name, business address and business telephone number are set forth in Item 1 above.

Tender Offer and Transaction.

This Statement relates to the U.S Offer to Purchase, which is described in the Introduction above. The information set forth in the U.S. Offer to Purchase is incorporated by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Santander Spain and Santander Mexico have not entered into a tender offer agreement or any other similar agreements related to the Offer.

Santander Spain is Santander Mexico’s controlling shareholder. As of the date of this Statement, Santander Spain beneficially owns, directly or indirectly, approximately 91.64% of Santander Mexico’s total capital, consisting of 3,464,309,145 Series F shares (or 100% of the total outstanding Series F shares of Santander Mexico) and 2,755,660,531 Series B Shares (or 82.93% of the total outstanding Series B shares).

Santander Spain and its consolidated subsidiaries (excluding Santander Mexico) (the “Santander Group”) currently engages in, and expects from time to time in the future to engage in, financial and commercial transactions with Santander Mexico and its subsidiaries and affiliates, such as Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Centro de Capacitación Santander, A.C., Fideicomiso 100740 Banco Santander, S.A., Fideicomiso GFSSLPT, Banco Santander, S.A., Santander Servicios Corporativos, S.A. de C.V., Santander Servicios Especializados, S.A. de C.V., Santander Tecnología México, S.A. de C.V. (formerly ISBAN México, S.A. de C.V.) and Fideicomiso Irrevocable F/00361.

At October 31, 2021, borrowings and deposits from the Santander Group represented approximately 4.69% of Santander Mexico’s total funding. In addition, from time to time, Santander Mexico enters into certain transactions with the Santander Group and other related parties. These transactions are conducted at arm’s-length, based on terms that would have been applied for transactions with third parties. The transactions and remuneration of services between the Santander Group and Santander Mexico are made in the ordinary course of business on an arm’s-length basis under similar conditions, including interest rates, terms and guarantees, and involve no greater risk than transactions with unrelated parties carried out in the ordinary course of business.

Except as set forth or incorporated by reference in this Statement, as of the date hereof, to the knowledge of Santander Mexico, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Santander Mexico or any of its affiliates, on the one hand, and (i) any of its executive officers, director or affiliates; or (ii) Santander Spain or any of its executive officers, directors or affiliates, on the other hand.

The information set forth in the sections in Santander Mexico’s annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 5, 2021 (the “Form 20-F”) that are titled “Item 6.A. Directors and Senior Management,” “Item 6.B. Compensation,” “Item 6.C. Board Practices” and “Item 7.B. Related Party Transactions” are incorporated herein by reference.

Arrangements with Santander Mexico’s Directors and Executive Officers.

In considering the recommendation of the board of directors of Santander Mexico (the “Board”) set forth in “Recommendation of the Board of Directors of Santander Mexico” in Item 4, you should be aware that aside from their interests as shareholders (as applicable), the directors and executive officers of Santander Mexico may be considered to have interests in the Offers that are different from, or in addition to, those of other shareholders generally. Disinterested members of the Board are those that do not have a conflict of interest.

The Board was aware of and has considered these interests, among other matters, in evaluating the Offers, and in recommending that all of the holders of Santander Mexico Securities other than Purchaser and their respective affiliates (the “Unaffiliated Security Holders”) accept the Offers and tender their Santander Mexico Securities in the Offers.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board of Directors of Santander Mexico.

At a meeting held on November 11, 2021, attended by all of the disinterested members of the Board, upon receipt of the recommendation by the corporate practices committee (the “Committee”) where the Committee resolved that the Share Offer Price and ADS Offer Price are fair to the shareholders and ADS holders of Santander Mexico, and recommended that the Board remain neutral and neither recommend acceptance nor rejection of the Offers by the shareholders or ADS holders of Santander Mexico, the Board met to consider the Offers and determined that the Share Offer Price and the ADS Offer Price set forth by Santander Spain are fair from a financial point of view to Santander Mexico’s shareholders and ADS holders. Under Mexican law, the Board is not required to make any recommendations to shareholders with respect to the Offers and as a result, the Board expressed no position and remained neutral and did not make any such recommendations. The Board concluded that the decision to tender Santander Mexico Securities is ultimately at the discretion of each shareholder. A free translation to English of the resolution of the Board is included as Exhibit (a)(5)(A) to this Statement.

Background for the Recommendation of the Board of Directors of Santander Mexico.

Santander Mexico is a Mexican company and Mexican law governs the duties and obligations of the Board.

The Board is required pursuant to Mexican law to prepare and disclose an opinion on (i) whether the price offered under the Mexican Offer is fair; (ii) any conflicts of interest which each of the board members may have in connection with the Mexican Offer; and (iii) if each member will tender his or her Santander Mexico ordinary shares as part of the Mexican Offer. The opinion of the Board described above may be accompanied by an opinion of a financial advisor. In addition, under U.S. law, within ten business days after the commencement of the U.S. Offer, Santander Mexico is required to file with, or through, the SEC and distribute to its shareholders a statement indicating whether it recommends in favor of the U.S. Offer, recommends against the U.S. Offer, expresses no position and remains neutral in connection with the U.S. Offer or expresses that it is unable to take a position regarding the U.S. Offer. In each case the Board is required to explain the reasons for its positions.

On February 18, 2021, Jose Luis de Mora, the Global Head of Strategy and Corporate Development of Santander Spain, informed Hector Grisi, Chief Executive Officer of Santander Mexico, that Santander Spain was considering making an offer to acquire for cash the equity securities of Santander Mexico that it did not directly or indirectly own and seeking delisting of the equity securities of Santander Mexico from the BMV and the NYSE. Mr. de Mora highlighted the confidential nature of the potential offer and indicated to Mr. Grisi that Santander Spain’s board of directors had not yet approved a transaction and therefore there could be no assurance that Santander Spain would proceed with an offer. Mr. de Mora explained that, taking into consideration that any potential transaction would in most scenarios include a delisting of the equity securities of Santander Mexico, Santander Spain’s intention was to engage with Santander Mexico to structure a potential transaction before making a final decision.

On February 19, 2021, Santander Spain entered into a confidentiality agreement with Santander Mexico in connection with the proposed offer.

On February 25, 2021, the Board approved the retention by Santander Mexico of Morgan Stanley & Co. LLC (“Morgan Stanley”) to provide a financial opinion in connection with the Offers, of Cleary Gottlieb Steen & Hamilton, LLP as U.S. legal counsel of Santander Mexico (“Cleary Gottlieb”) and Ritch, Mueller y Nicolau, S.C., as Mexican legal counsel to Santander Mexico (“RMyN”).

On March 8, 2021, the Executive Committee of Santander Spain’s board of directors held a meeting to consider the transaction.

On March 9, 2021, Santander Spain delivered to the Board a preliminary non-binding proposal (the “Initial Proposal”), announcing its intent to acquire all of the Series B Shares, including Series B Shares represented by ADSs, for a purchase price of Ps.23.40 in cash per Series B Share, or Ps.117.00 in cash per ADS, in each case assuming Santander Mexico would not make any distribution to shareholders in the form of dividends or otherwise before settlement of the offers and which would be reduced by the amount of any such dividends paid on Series B Shares prior to completion of the acquisition.

On March 9, 2021, the independent directors of the Board held an initial meeting to consider the terms of the Initial Proposal.

On March 11, 2021, Mr. Antonio Puron, who is an independent director of Santander Mexico, as Chairman of the Committee, held a meeting with Morgan Stanley to discuss the Initial Proposal.

On March 16, 2021, certain independent directors of Santander Mexico held a meeting, at which representatives of Morgan Stanley reviewed Morgan Stanley’s preliminary financial analysis relating to the Initial Proposal of the Offers. During the meeting, representatives of Cleary Gottlieb and RMyN also provided advice on the duties of directors and the general disclosure obligations of Santander Mexico in relation to the Initial Proposal.

Between March 16 and March 22, 2021, there were communications between Mr. Puron and Mr. José Luis de Mora from Santander Spain to express concerns regarding the Initial Proposal.

Santander Spain did not commence a tender offer based on the Initial Proposal, and instead on March 22, 2021, Santander Spain delivered to the Board an amended preliminary non-binding proposal (together with the Initial Proposal, the “Original Proposals”), announcing its intent to increase the price per to be paid for the Series B Shares as indicated in the Initial Proposal to Ps.24.00 in cash per Series B Share, or Ps.120.00 in cash per ADS or, if higher, the book value per share of Santander Mexico (and its equivalent for each ADS) as per the financial statements of Santander Mexico for the quarter immediately preceding the date on which the offer is launched , in each case assuming Santander Mexico would not make any distribution to shareholders in the form of dividends or otherwise before settlement of the Offers and which would be reduced by the amount of any such dividends paid on the Series B Shares prior to completion of the acquisition.

On March 24, 2021, the Board, acting with the participation of only independent directors, delivered a formal response to the Original Proposals indicating that, under the then-current conditions, the Board had favorably considered the presentation of the offer and that it would issue its opinion on the offer at the time the offer is formally launched, as provided by the Mexican Securities Market Law (Ley del Mercado de Valores).

Between March 25 and March 26, 2021, several calls took place between Santander Mexico and Santander Spain in order to coordinate the preparation of the documents needed for the announcement of Santander Spain’s intention to proceed with the transaction.

On the morning of March 26, 2021, Santander Spain issued a press release announcing the price terms of the Original Proposals and its intention to proceed with the Mexican Offer. Santander Spain’s press release indicated that it would be seeking to cancel the registration of Santander Mexico’s shares before the National Securities Registry (Registro Nacional de Valores) of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), and when permitted, to delist the Santander Mexico shares from the BMV and the ADSs from the NYSE. Santander Spain further indicated that Santander Spain’s offer was expected to be a mandatory delisting offer under the Mexican Securities Market Law (Ley del Mercado de Valores), and could not be carried out if the general shareholders’ meeting of Santander Mexico, which would be called for that purpose, did not approve the delisting with the required 95% majority. On the same day, Santander Mexico issued a press release stating that under the then-current conditions, the Board had favorably considered the presentation by Santander Spain of the offer and that it would issue its opinion at the time the offer is launched, and attaching the press release issued by Santander Spain. On the same day, each of Santander Mexico and Santander Spain furnished to the SEC Santander Spain’s press release as an exhibit to a current report on Form 6-K.

On May 10, 2021, Santander Mexico announced its intention to hold a general shareholders’ meeting to vote on (i) the payment of the pre-offer dividend to Santander Mexico’s shareholders and (ii) the delisting of Santander Mexico’s shares from the BMV in connection with an all cash tender offer by Santander Spain as contemplated by the Original Proposals.

On the morning of May 24, 2021, Santander Spain delivered to the Board a revised preliminary non-binding proposal (the “Revised Proposal”), announcing its intent to revise the price terms of the Original Proposals so as not to deduct the amount of the pre-offer dividend from the price set forth in the Original Proposals.

On May 24, 2021, (i) Santander Spain issued a press release announcing the Revised Proposal and (ii) Santander Mexico issued a press release attaching the press release issued by Santander Spain. On May 24, 2021, Santander Spain furnished to the SEC its press release as an exhibit to a current report on Form 6-K. On May 25, 2021, Santander Mexico furnished to the SEC its press release as an exhibit to a current report on Form 6-K.

On June 8, 2021, Santander Spain delivered a letter to the Board informing it that Santander Spain intended to launch the revised offer based on the Revised Proposal as a voluntary tender offer as provided under article 97 of the Mexican Securities Market Law (Ley del Mercado de Valores), which would no longer be subject to the approval of at least 95% of the total outstanding shares of Santander Mexico, instead of as a delisting offer as contemplated by the Original Proposals and the Revised Proposal.

On June 8, 2021, Santander Spain issued a press release announcing that it no longer intended to proceed with a delisting offer as contemplated by the Original Proposals and Revised Proposal, and instead would proceed with a voluntary tender offer which would no longer be subject to the approval of at least 95% of the total outstanding shares of Santander Mexico.

At an ordinary and extraordinary general shareholders’ meeting held on June 9, 2021, Santander Mexico determined that as a consequence of the change in the intended conditions of the tender offer announced by Santander Spain, to become a voluntary tender offer and eliminating as a requirement the cancellation of the registration with the National Securities Registry (Registro Nacional de Valores), as well as the listing on the BMV, the discussion on the cancellation was unnecessary and no resolution was adopted in this regard. Therefore, the shares of Santander Mexico would continue to be registered in said registry and listed on the BMV and the NYSE.

On June 9, 2021, Santander Mexico published a material fact announcement (evento relevante) informing the market about the resolutions adopted in its ordinary and extraordinary general shareholders’ meeting, clarifying that shareholders did not discuss the matter of the cancellation of the registry and delisting of the Santander Mexico Securities.

Between September 20 and November 2, 2021, representatives of Santander Spain, Santander Mexico and their respective advisors participated in a number of discussions regarding certain legal aspects of the Revised Proposal and disclosures set forth in this U.S. Offer to Purchase.

On October 25, 2021, at an ordinary shareholders’ meeting, Santander Mexico approved a dividend payment in cash to be paid on November 5, 2021 of Ps$0.275 per Share.

On October 26, 2021, the board of directors of Santander Spain approved to increase the price to be paid to Santander Mexico’s shareholders who tendered their Series B Shares or ADS holders who tendered their ADSs, to the amount of Ps.26.50 in cash per Series B Share and Ps.132.50 in cash per ADS, respectively.

On October 29, 2021, Santander Spain issued a press release announcing (i) its intention to launch a voluntary tender offer for all of the shares of Santander Mexico it does not already own, at a revised price of Ps$26.50 per share, on November 3, 2021, subject to regulatory approvals, and (ii) that the revised offer price would not be reduced by the payment of a dividend of Ps$0.275 per share prior to the offer settlement date.

On November 3, 2021, Santander Spain commenced the Mexican Offer and the U.S. Offer.

On November 5, 2021, certain independent directors of Santander Mexico held a meeting, at which representatives of Morgan Stanley reviewed Morgan Stanley’s preliminary financial analysis relating to the Offers. During the meeting, representatives of Cleary Gottlieb and RMyN also provided advice on the duties of directors and the general disclosure obligations of Santander Mexico in relation to the Offers.

On November 9, 2021, the Committee held a meeting to analyze the Offers and documents related thereto, including the financial analysis from Morgan Stanley. The Committee resolved that the Share Offer Price and the ADS Offer Price pursuant to the Offers were fair from a financial point of view to the holders of the Series B Shares and the ADSs, respectively, and that it would recommend to the Board that the Board remain neutral and neither recommend acceptance nor rejection of the Offers by shareholders and ADS holders of Santander Mexico. In arriving to its determination, the Committee reviewed the analysis provided by Morgan Stanley, as well as the legal advice provided by RMyN and Cleary Gottlieb. A free translation to English of the recommendation of the Committee is included as Exhibit (a)(5)(B) to this statement.

At a meeting held on November 11, 2021 attended by all disinterested members of the Board, the Board received the proposal of the Committee, the legal opinion delivered by RMyN, the advice of Cleary Gottlieb and the financial opinion delivered by Morgan Stanley in connection with the Offers. In this meeting, the Board determined by unanimous vote of all directors present that the Share Offer Price and the ADS Offer Price were fair from a financial point of view to the holders of the Series B Shares and the ADSs, respectively; however, the Board expressed no position and remained neutral and did not make any recommendations on whether the shareholders should participate in the Offers. The Board also acknowledged that the decision to tender Santander Mexico Securities is ultimately at the discretion of each shareholder.

Reasons for the Determination of the Board of Directors; Fairness of the Offer.

In (i) reaching the conclusion that the Share Offer Price and the ADS Offer Price that the Unaffiliated Security Holders of Series B Shares and ADSs will receive in the Offers is fair from a financial point of view, (ii) determining to express no position, remain neutral and neither recommend acceptance nor rejection of the Offers by the shareholders and ADS holders of Santander Mexico, and (iii) concluding that the decision to tender Santander Mexico Securities is ultimately at the discretion of each shareholder and ADS holder, the Board considered and relied upon a number of factors, including without limitation, the factors outlined below.

Proposal of the Corporate Practices Committee

After having analyzed the Offers and the documents related thereto, the members of the Committee met on various occasions with Morgan Stanley and its legal advisors to analyze the Offers and the documents related thereto, including:

•	the financial projections and other information prepared by the management of Santander Mexico that were delivered to Morgan Stanley to prepare its financial opinion,

•	the limited trading volume of the Series B Shares and ADSs,

•	advice provided by Cleary Gottlieb and the legal opinion of RMyN,

•	the oral opinion of Morgan Stanley which was subsequently confirmed in writing dated November 11, 2021, to the Committee and the Board to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in such opinion, the Share Offer Price and the ADS Offer Price pursuant to the Offers were fair from a financial point of view to the holders of the Series B Shares and the ADSs, respectively (other than Santander Spain and its affiliates), as described in greater detail in the section entitled “Opinion of Santander Mexico’s Financial Advisor”,

•	the Board and the Committee’s belief that it was adequately informed about the extent of any interests of directors and members of management in connection with the Offers; and

•	other information considered relevant by the Committee.

The Committee also considered the following risks and potentially negative factors relating to the Offers:

•	recent fluctuations in the price of the Santander Mexico Securities,

•	the impact of the Offers on the liquidity of the Santander Mexico Securities, and

•	the stability of the macroeconomic environment in Mexico.

Opinion of Santander Mexico’s Financial Advisor.

Santander Mexico, at the request of the Board and the Committee, retained Morgan Stanley to provide a financial opinion to the Board and the Committee in connection with the Offers. The Board selected Morgan Stanley to act as financial advisor to the Board and the Committee based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in Santander Mexico’s industry, and its knowledge of Santander Mexico’s business and affairs. As part of this engagement, Santander Mexico requested that Morgan Stanley provide an opinion as to the fairness, from a financial point of view, to the holders of the Series B Shares and the ADSs, respectively (other than Santander Spain and its affiliates) of the Share Offer Price and the ADS Offer Price pursuant to the Offers. In connection with the Board’s and the Committee’s respective consideration of the Offers, on November 11, 2021, Morgan Stanley rendered its oral opinion to the Board and the Committee, which oral opinion was subsequently confirmed by delivery of a written opinion, to the effect that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in such written opinion, the Share Offer Price and the ADS Offer Price pursuant to the Offers were fair from a financial point of view to the holders of the Series B Shares and the ADSs, respectively (other than Santander Spain and its affiliates).

The full text of Morgan Stanley’s written opinion, dated November 11, 2021, which sets forth the assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion, is attached to this Statement as Annex I and is incorporated into this Statement by reference. The description of Morgan Stanley’s opinion set forth below is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion. Santander Mexico encourages you to read Morgan Stanley’s opinion in its entirety.

Morgan Stanley’s opinion was rendered to the Board and the Committee for the information of the Board and the Committee (each in its capacity as such) and addressed only the fairness as of the date of such opinion, from a financial point of view, of the Share Offer Price and the ADS Offer Price pursuant to the Offers to the holders of the Series B Shares and the ADSs, respectively (other than Santander Spain and its affiliates). Morgan Stanley did not express any view on, and the Morgan Stanley opinion did not address, any other term or aspect of the Offers. Morgan Stanley’s opinion did not in any manner address the prices at which the Santander Mexico Securities would trade at any time, and Morgan Stanley expressed no opinion or recommendation as to whether the holders of Santander Mexico Securities should tender their securities into, or take any other actions in connection with, the Offers.

For purposes of the opinion set forth herein, Morgan Stanley, has:

•	Reviewed certain publicly available financial statements and other business and financial information of Santander Mexico;

•	Reviewed certain internal financial statements and other financial and operating data concerning Santander Mexico;

•	Reviewed certain financial projections concerning Santander Mexico under different scenarios prepared by the management of Santander Mexico, including a planning scenario approved by the Board (the “Planning Forecasts”) and a second scenario that reflected more conservative loan growth and lower trading income than in the Planning Forecasts (the “Finance Forecasts”);

•	Discussed the past and current operations and financial condition and the prospects of Santander Mexico with senior executives of Santander Mexico;

•	Reviewed the reported prices and trading activity for the Series B Shares;

•	Compared the financial performance of Santander Mexico and the prices and trading activity of the Series B Shares with those of certain other publicly-traded companies comparable with Santander Mexico and their securities;

•	Reviewed the Offer Documents; and

•	Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley has deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Santander Mexico, and formed a substantial basis for its opinion. With respect to the financial projections for Santander Mexico, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Santander Mexico of the future financial performance of Santander Mexico, and at the direction of the Committee Morgan Stanley relied on both financial projections scenarios prepared by the management of Santander Mexico equally in arriving at its opinion. Morgan Stanley expressed no view as to the forecasts provided by Santander Mexico or the assumptions on which they were based. Morgan Stanley noted that they are not experts in the evaluation of allowance for loan losses, and it had neither made an independent evaluation of the adequacy of the allowance for loan losses at Santander Mexico, nor examined any individual loan credit files of Santander Mexico or been requested to conduct such a review, and, as a result, Morgan Stanley assumed that the aggregate allowance for loan losses of Santander Mexico was adequate. In addition, Morgan Stanley assumed that the Offers would be consummated in accordance with the terms set forth in the tender offer documents without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed tender offers, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on Santander Mexico or any of its affiliates. Morgan Stanley noted that it is not a legal, tax or regulatory advisor. Morgan Stanley noted that it is a financial advisor only and relied upon, without independent verification, the assessment of Santander Mexico and its legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Santander Mexico’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the Santander Mexico Securities in the Offers. Morgan Stanley also expressed no opinion as to the relative fairness of the Share Offer Price as compared to the ADS Offer Price. Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the Offers. Morgan Stanley’s opinion did not address the relative merits of the Offers as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Santander Mexico or any of its respective affiliates, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of Morgan Stanley’s opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley’s opinion was limited to the fairness, from a financial point of view, of the Share Offer Price and the ADS Offer Price pursuant to the Offers to the holders of the Series B Shares and the ADSs, respectively (other than Santander Spain and its affiliates). Morgan Stanley was retained to provide only a financial opinion letter in connection with the Offers. As a result, Morgan Stanley was not involved in structuring, planning or negotiating the Share Offer Price or the ADS Offer Price or any other terms of the Offers. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving Santander Mexico.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion rendered to the Board and the Committee, in each case provided as of November 11, 2021. The following summary is not a complete description of the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data (including foreign exchange rates) as it existed on or before November 5, 2021. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below.

Historical Trading Range

Morgan Stanley performed a trading range analysis with respect to the historical trading price of the Series B Shares, reviewing the range of closing trading prices of the Series B Shares for the 90-day period ending on March 25, 2021, the day prior to Santander Spain’s initial announcement of its intention to launch the Offers at the price terms in the Original Proposals. Morgan Stanley observed a range of trading prices for the Series B Shares of Ps$19.02 to Ps$22.37, compared to the Share Offer Price of Ps$26.50. Morgan Stanley further noted that the volume weighted average price (“VWAP”), of the Series B Shares for the 90-day period ending on March 25, 2021 was Ps$19.81, compared to the Share Offer Price of Ps$26.50.

Morgan Stanley also reviewed the range of daily market-adjusted share prices of the Series B Shares for the 90-day period ending on October 28, 2021, the day prior to Santander Spain’s final announcement of its intention to launch the Offers at revised price terms, calculated by multiplying the Series B Share price on March 25, 2021 by a factor equal to the value of a market capitalization-weighted index of the closing trading prices of the selected comparable companies (as defined below) from March 25, 2021 for each day of such 90-day period. Morgan Stanley observed a range of indexed prices for the Series B Shares of Ps$20.91 to Ps$23.77, compared to the Share Offer Price of Ps$26.50. Morgan Stanley further noted that the market-adjusted price of the Series B Shares on October 28, 2021 was Ps$22.12, compared to the Share Offer Price of Ps$26.50.

Public Trading Multiples Analysis

Morgan Stanley performed a public trading multiples analysis, which is designed to provide an implied trading value of a company by comparing it to selected companies with similar characteristics to the company. Morgan Stanley compared certain financial information of Santander Mexico with publicly available information for the following Mexican retail banks (collectively, the “selected comparable companies”):

•	Banco del Bajío, S.A., Institución de Banca Múltiple;

•	Grupo Financiero Banorte, S.A.B. de C.V.; and

•	Regional, S.A.B. de C.V. (BanRegio);

For each of the following analyses, financial and market data for the selected comparable companies and Santander Mexico were based on Capital IQ, public filings and other publicly available information, and Santander Mexico financial forecasts provided to Morgan Stanley by Santander Mexico management under the Finance Forecasts and the Planning Forecasts, respectively.

With respect to the selected comparable companies, the information Morgan Stanley presented included:

•	multiple of share price to estimated earnings per share for 2022 (“2022E P/E”); and

•	multiple of share price to estimated earnings per share for 2023 (“2023E P/E”).

Selected Comparable Companies’ Average
2022E P/E	9.4x
2023E P/E	8.2x

Based on the analysis of the P/E metrics for each of the selected comparable companies, Morgan Stanley selected the average P/E multiples of the selected comparable companies for each of the years (2022 and 2023) and applied for each of the years the corresponding estimated earnings per share for Santander Mexico using the Finance Forecasts and the Planning Forecasts.

Morgan Stanley estimated the implied trading value per Series B Share based on the average P/E multiples as of November 5, 2021 and the estimated earnings per share for each of the corresponding years based on the Finance Forecasts and then adjusted as a sensitivity analysis by plus and minus 5%, which resulted in the following, compared in each case to the Share Offer Price of Ps$26.50:

	Average Implied Value per Series B Share	Implied Value per Series B Share Range
2022E P/E	Ps$27.88	Ps$26.49 – Ps$29.28
2023E P/E	Ps$28.12	Ps$26.72 – Ps$29.53

Morgan Stanley also estimated the implied trading value per Series B Share based on the average P/E multiples as of November 5, 2021 and the estimated earnings per share for each of the corresponding years based on the Planning Forecasts, using the same sensitivity analysis described above, which resulted in the following, compared in each case to the Share Offer Price of Ps$26.50:

	Average Implied Value per Series B Share	Implied Value per Series B Share Range
2022E P/E	Ps$29.76	Ps$28.27 – Ps$31.24
2023E P/E	Ps$30.43	Ps$28.90 – Ps$31.95

Morgan Stanley also performed a regression analysis to evaluate the relationship between trading share price to book value per share multiples (“P/BV”) and forecasted returns on equity, based on median consensus estimates for the selected comparable companies and Grupo Financiero Inbursa, S.A.B. de C.V. Specifically, this analysis evaluated the ratio of (i) the company’s stock price to its most recently reported book value per share, to (ii) each company’s estimated return on equity for calendar year 2022.

Based on this regression analysis and Santander Mexico’s estimated return on equity for calendar year 2022 using the Finance Forecasts, Morgan Stanley calculated an illustrative trading multiple for Santander Mexico, based on its professional judgment and experience, of 1.09x, which was then applied to Santander Mexico’s reported book value, excluding non-controlling interest, per share as of November 5, 2021, resulting in an implied value, and then adjusted as a sensitivity analysis by plus and minus 5%. Morgan Stanley calculated a range of estimated implied values per Series B Share of Ps$25.14 to Ps$27.79, with a midpoint of Ps$26.46, compared to the Share Offer Price of Ps$26.50.

Morgan Stanley also performed a regression analysis based on Santander Mexico’s estimated return on equity for calendar year 2022 using the Planning Forecasts, and calculated an illustrative trading multiple for Santander Mexico, based on its professional judgment and experience, of 1.17x, which was then applied to Santander Mexico’s reported book value, excluding non-controlling interest, per share as of November 5, 2021, resulting in an implied value, using the same sensitivity analysis described above. Morgan Stanley calculated a range of estimated implied values per Series B Share of Ps$27.17 to Ps$30.03, with a midpoint of Ps$28.60, compared to the Share Offer Price of Ps$26.50.

No company in the public trading multiples analysis is identical to Santander Mexico and therefore the foregoing summary and underlying financial analyses involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Santander Mexico was compared. In evaluating the group of selected comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Santander Mexico, such as the impact of competition on the business of Santander Mexico or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Santander Mexico or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

Precedent Transactions Premiums Paid

Morgan Stanley also performed a precedent premiums paid analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions that share some characteristics with the potential transaction. Morgan Stanley compared publicly available statistics for selected transactions (the “selected transactions”) occurring between January 1, 2011 and November 5, 2021 involving related party transactions with public company targets in North and South America. Morgan Stanley measured the premiums paid in the selected transactions over the closing price of the target company’s stock on the day prior to the public announcement of the transaction.

The following is a list of the selected transactions reviewed:

Transaction Year	Acquirer	Target
2021	Control group of certain shareholders	Grupo LALA, S.A.B. de C.V.
2021	Santander USA Holdings, Inc.	Santander Consumer USA Holdings Inc.
2021	Sempra Energy	Infraestructura Energética Nova, S.A.B de C.V.
2020	Lorca Telecom Bidco SAU	MASMOVIL IBERCOM, S.A.
2019	CKM (Cayman) Co. Ltd.	Citic Envirotech Ltd.
2019	Investor group of certain shareholders	Hudson’s Bay Company
2019	Santander Spain	Santander Mexico
2018	Employers Mutual Casualty Company	EMC Insurance Group Inc.
2018	Evergreen Parent L.P.	AmTrust Financial Services, Inc.
2018	Magenta Infraestructura, S.L.	OHL Concesiones, S.A.U.
2017	Bach Finance Limited	Nord Anglia Education, Inc
2017	Banorte	Grupo Financiero Interacciones S.A.
2017	The Blackstone Group Inc.	NIBC Holding N.V.
2017	Gruma, S.A.B. de C.V.	Grupo Industrial Maseca, S.A.B. de C.V.
2017	LabTech Investments Ltd.	Market Tech Holdings Ltd
2015	Inversora Carso, S.A. de C.V.	Realia Business, S.A.
2014	Santander Spain	Banco Santander (Brasil) S.A
2014	Walgreens Boots Alliance, Inc.	Farmacias Benavides S.A. de C.V.
2012	América Móvil, S.A.B. de C.V.	Teléfonos de México, S.A.B. de C.V.
2011	América Móvil, S.A.B. de C.V.	Teléfonos de México, S.A.B. de C.V.
2011	Avalanz S.A. de C.V.	Universidad CNCI S.A. de C.V.

The low, average and high premiums paid in the selected transactions over the closing price of the target company’s stock on the day prior to the public announcement of the transaction were (23.3%), 13.9% and 72.7%, respectively. The low, average and high premiums paid in the selected transactions involving Mexican companies were (19.6%), 1.7% and 18.3%, respectively.

Based on its analysis of the relevant metrics and time frame for each of the selected Mexican transactions and upon the application of its professional judgment and experience, Morgan Stanley applied a premium range of (19.6%) to 18.3% to the closing trading price of the Series B Share as of October 28, 2021 (the day prior to Santander Spain’s final announcement of its intention to launch the Offers at revised price terms), resulting in an range of estimated implied values per Series B Share of Ps$18.88 to Ps$27.77, compared to the Share Offer Price of Ps$26.50.

No company or transaction utilized in the premiums paid analysis is identical to Santander Mexico or the Offers. In evaluating the selected transactions used for the premiums paid analysis, Morgan Stanley made assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond Santander Mexico’s control. These include, among other things, the impact of competition on the business of Santander Mexico or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Santander Mexico or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Dividend Discount Analysis

Morgan Stanley performed a dividend discount analysis of Santander Mexico using the Finance Forecasts and the Planning Forecasts, based on a valuation date of November 8, 2021. A dividend discount analysis calculates the implied value of Santander Mexico based on the present value of the future forecasted dividends in a specified period and the present value of an estimated “terminal value” for Santander Mexico. Morgan Stanley noted that following the dividend paid by Santander Mexico on November 5, 2021, no further dividends were expected to be paid during 2021.

The implied value of Santander Mexico per share was determined by adding:

•	the present value of estimated future dividends for Santander Mexico over a period of five years from December 31, 2021 to December 31, 2026 based on Santander Mexico’s estimated dividends during that period using each of the Finance Forecasts and the Planning Forecasts; and

•	the present value of an estimated “terminal value” of Santander Mexico at the end of the calendar year 2026.

In performing its analysis, Morgan Stanley calculated a range of implied values of Santander Mexico per share using a discount rate of 12.1% to 14.1%, derived from a cost of equity calculation for Santander Mexico utilizing the capital asset pricing model (“CAPM”) methodology. The terminal value for Series B Shares was calculated based on a perpetuity growth rate of Santander Mexico’s projected estimated dividends in 2026 of 5.0%, which was then adjusted as a sensitivity analysis by plus and minus 1.0%. Based on the Finance Forecasts, this analysis resulted in an implied per share equity value range for Santander Mexico of Ps$26.20 to $35.29, with a mid-point (using a 13.1% discount rate and 5.0% perpetuity growth rate) of Ps$29.71, compared to the Share Offer Price of Ps$26.50.

Morgan Stanley also performed a dividend discount analysis of Santander Mexico using the Planning Forecasts and the same discount rates, perpetuity growth rate and sensitivities described above. This analysis resulted in an implied per share equity value range for Santander Mexico of Ps$28.49 to $38.83, with a mid-point (using a 13.1% discount rate and 5.0% perpetuity growth rate) of Ps$32.48, compared to the Share Offer Price of Ps$26.50.

Other Information

Equity Research Analysts’ Discounted Price Targets

For reference only and not as a component of its fairness analysis, Morgan Stanley also reviewed certain publicly available equity research analyst share price targets for Santander Mexico published between October 1, 2021 and November 5, 2021, and discounted each of the share price targets from the dates provided for such price targets by the respective research analysts one year forward of their corresponding report date to November 5, 2021 using a 13.1% discount rate, which rate was calculated upon the application of the CAPM methodology for Santander Mexico. This analysis indicated an estimated implied range of equity values of Ps$21.26 to Ps$30.22 per Series B Share, with a median of Ps$25.56, compared to the Share Offer Price of Ps$26.50.

Miscellaneous

In connection with the review of the Offers by the Board and the Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor that it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all of the analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Santander Mexico. In performing its analyses, Morgan Stanley made numerous judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of Santander Mexico. These include, among other things, the impact of competition on the business of Santander Mexico and the banking industry generally, industry growth, and the absence of any material adverse change in the financial condition and prospects of Santander Mexico or the banking industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis from a financial point of view, to the holders of the Series B Shares and the ADSs, respectively (other than Santander Spain and its affiliates) of the Share Offer Price and the ADS Offer Price pursuant to the Offers as of the date of Morgan Stanley’s opinion and in connection with the rendering of its oral opinion, subsequently confirmed by delivery of a written opinion, dated November 11, 2021, to the Board and the Committee. These analyses do not purport to be appraisals or to reflect the prices at which the Santander Mexico Securities would trade at any time.

Morgan Stanley’s opinion did not address the relative merits of the Offers as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which the Santander Mexico Securities would trade at any time, and Morgan Stanley expressed no opinion or recommendation as to whether the holders of Santander Mexico Securities should tender their securities into, or take any other actions in connection with, the Offers.

Morgan Stanley’s opinion and its presentation to the Board and the Committee was one of many factors taken into consideration by the Board and the Committee in making their respective recommendations. Consequently, the analyses described above should not be viewed as determinative of the opinions of the Board or the Committee with respect to the consideration or of whether the Board or the Committee would have been willing to recommend different consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Santander Mexico, Santander Spain, or any other company, or any currency or commodity, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Board and the Committee with a financial opinion described in this section and attached hereto as Annex I in connection with the Offers, and Santander Mexico has agreed to pay Morgan Stanley a fee of U.S.$750,000, which became payable on November 11, 2021 upon delivery of the opinion and is not contingent upon the completion of the Offers. Santander Mexico has also agreed to reimburse Morgan Stanley for its reasonable, actual and documented expenses, including reasonable fees of counsel and other professional advisors, incurred in connection with its engagement. In addition, Santander Mexico has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and reasonable expenses.

In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates (i) have provided financial advisory and financing services to Santander Spain and certain majority-controlled affiliates and portfolio companies of Santander Spain, for which Morgan Stanley and its affiliates have received fees of approximately $5 to $10 million from Santander Spain and such related companies, and (ii) have provided financial advisory and financing services to Santander Mexico, for which Morgan Stanley and its affiliates have received fees of less than $2 million from Santander Mexico. Morgan Stanley may seek to provide financial advisory and financing services to Santander Mexico, Santander Spain and their respective affiliates in the future and would expect to receive fees for the rendering of those services.

Intent to Tender.

To the extent known to Santander Mexico after making reasonable inquiry, Santander Mexico’s executive officers and directors currently intend to tender, pursuant to the Offer, 1,560,061, or 100% of the 1,560,061 Series B Shares held of record or beneficially owned by them in aggregate, and 5,994,824, or 100% of the 5,994,824 Series B Shares in aggregate held in trust under the equity compensation plan.  As of the date of this Statement, none of the executive officers or directors of Santander Mexico currently holds of record or beneficially owns more than 1% of the Santander Mexico Securities.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

For information regarding the retention of Morgan Stanley, Cleary Gottlieb and RMyN by Santander Mexico, see Item 4 in this Statement.

Except as set forth in this Statement, neither Santander Mexico nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the holders of Santander Mexico Securities on its behalf with respect to the Offers. Santander Mexico has not authorized anyone to give information or make any representation about the Offers that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, holders of Santander Mexico Securities should not rely on any other information.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

To the knowledge of Santander Mexico, no other transactions in the Santander Mexico Securities have been effected by Santander Mexico or any of its affiliates, directors or executive officers during the past 60 days prior to the date of this Statement.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described or referred to in this Statement or the exhibits to this Statement or the cash tender offer, no negotiation is being undertaken or engaged in by Santander Mexico in response to the cash tender offer that relates to or would result in (i) a tender offer or other acquisition of Santander Mexico Securities by Santander Mexico, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Santander Mexico or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Santander Mexico or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Santander Mexico. Except as described or referred to in this Statement or the exhibits to this Statement or the Offer Documents, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offers which relate to or would result in one or more of the matters referred to in the preceding sentence.

ITEM 8. ADDITIONAL INFORMATION.

The information contained in the exhibits referred to in Item 9 of this Statement is incorporated by reference herein.

ITEM 9. EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated November 3, 2021.
(a)(1)(B)	Form of Share Letter of Transmittal.
(a)(1)(C)	Form of ADS Letter of Transmittal.
(a)(1)(D)	Form of Notice of Guaranteed Delivery.
(a)(1)(E)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(G)	Form of Withdrawal Letter.
(a)(5)(A)	Free translation to English of the resolution of the board of directors of Santander Mexico, dated November 11, 2021.*
(a)(5)(B)	Free translation to English of the Recommendation of the Corporate Practices Committee to the board of directors of Santander Mexico, dated November 9, 2021.*
* Filed herewith.
Annex I	Opinion of Morgan Stanley, dated November 11, 2021, to the board of directors and the Corporate Practices Committee of Santander Mexico.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

Date: November 17, 2021	By:	/s/ Héctor Blas Grisi Checa
Name: Héctor Blas Grisi Checa
Title: Executive President and Chief Executive Officer

Annex I

November 11, 2021

Board of Directors

Corporate Practices Committee

Banco Santander México, S.A.,

Institución de Banca Múltiple,

Grupo Financiero Santander México

Prolongación Paseo de la Reforma No. 500

Col. Lomas de Santa Fe

Alcaldía Alvaro Obregón

01210 Mexico City, Mexico

Members of the Board and members of the Corporate Practices Committee:

We understand that Banco Santander, S.A. (“Santander Group”) has launched cash tender offers to acquire all of the issued and outstanding (i) Series B shares (the “Santander Mexico Shares,” and such tender offer, the “Share Tender Offer”) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) for Ps $26.50 per Santander Mexico Share (the “Share Consideration”) and (ii) American Depositary Shares (“ADS”) of Santander Mexico, each of which represents five Santander Mexico Shares (the “Santander Mexico ADSs,” and such tender offer, the “ADS Tender Offer”) for the U.S. Dollar equivalent of Ps $132.50 per Santander Mexico ADS (the “ADS Consideration”), in each case other than any Santander Mexico Shares or Santander Mexico ADSs owned directly or indirectly by Santander Group. For purposes of this opinion, the Santander Mexico Shares and the Santander Mexico ADSs are collectively referred to as the “Santander Mexico Securities,” and the Share Tender Offer and the ADS Tender Offer are collectively referred to as the “Tender Offers”. We further understand that (i) the Share Tender Offer is being made pursuant to the Prospecto y Folleto Informativo (the “Share Tender Offer Documents”) filed by Santander Group with the Comisión Nacional Bancaria y de Valores of Mexico (“CNBV”), approved by the CNBV, and made publicly available to offerees in Mexico on November 3, 2021, and (ii) the ADS Tender Offer is being made pursuant to the Offer to Purchase and related letter of transmittal filed by Santander Group on November 3, 2021 with the United States Securities and Exchange Commission (the “SEC”) on Schedule TO (the “ADS Tender Offer Documents,” and together with the Share Tender Offer Documents, the “Tender Offer Documents”). The terms and conditions of the Tender Offers are more fully set forth in the Tender Offer Documents. We further understand that Santander Group and its affiliates own approximately 92% of Santander Mexico’s total capital.

You have asked for our opinion as to whether the Share Consideration and the ADS Consideration are fair from a financial point of view to the holders of the Santander Mexico Shares and the Santander Mexico ADSs, respectively (other than Santander Group and its affiliates).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of Santander Mexico;

2)	Reviewed certain internal financial statements and other financial and operating data concerning Santander Mexico;

3)	Reviewed certain financial projections concerning Santander Mexico under different scenarios prepared by the management of Santander Mexico;

4)	Discussed the past and current operations and financial condition and the prospects of Santander Mexico with senior executives of Santander Mexico;

5)	Reviewed the reported prices and trading activity for the Santander Mexico Shares;

6)	Compared the financial performance of Santander Mexico and the prices and trading activity of the Santander Mexico Shares with those of certain other publicly-traded companies comparable with Santander Mexico and their securities;

7)	Reviewed the Tender Offer Documents; and

8)	Performed such other analyses, reviewed such other information, and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by Santander Mexico, and formed a substantial basis for this opinion. With respect to the financial projections for Santander Mexico, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Santander Mexico of the future financial performance of Santander Mexico, and at the direction of the Corporate Practices Committee we have relied on both financial projections scenarios prepared by the management of Santander Mexico equally in arriving at our opinion. We express no view as to the forecasts provided by Santander Mexico or the assumptions on which they were based. We are not experts in the evaluation of allowance for loan losses, and we have neither made an independent evaluation of the adequacy of the allowance for loan losses at Santander Mexico, nor have we examined any individual loan credit files of Santander Mexico or been requested to conduct such a review, and, as a result, we have assumed that the aggregate allowance for loan losses of Santander Mexico is adequate. In addition, we have assumed that the Tender Offers will be consummated in accordance with the terms set forth in the Tender Offer Documents without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offers, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on Santander Mexico or any of its affiliates.

We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Santander Mexico and its legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of Santander Mexico’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the Santander Mexico Securities in the Tender Offers. Morgan Stanley also expresses no opinion as to the relative fairness of the Share Consideration as compared to the ADS Consideration. We do not express any view on, and this opinion does not address, any other term or aspect of the Tender Offers. Our opinion does not address the relative merits of the Tender Offers as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. We have not made any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Santander Mexico or any of its affiliates, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

2

We have been retained to provide only a financial opinion letter in connection with the Tender Offers. As a result, we have not been involved in structuring, planning or negotiating the Share Consideration or the ADS Consideration or any other terms of the Tender Offers. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving Santander Mexico.

We have acted as financial advisor to the Board of Directors and the Corporate Practices Committee of Santander Mexico in connection with the delivery of this opinion, and will receive a fee for our services upon the rendering of this opinion. In the two years prior to the date hereof, we have provided financial advisory and financing services for Santander Group and Santander Mexico and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Santander Group, Santander Mexico and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Santander Group, Santander Mexico, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors and the Corporate Practices Committee of Santander Mexico and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing or regulatory release or report (as an evento relevante) Santander Mexico (or its Board of Directors) is required to make with, or through, the SEC, the CNBV, the Mexican Stock Exchange or any other regulator or self-regulatory agency in connection with the Tender Offers if such inclusion is required by applicable law or regulation, provided that any description of or reference to Morgan Stanley or this opinion in any such filing is reasonably acceptable to Morgan Stanley. Please note that if this opinion is required to be translated from English to another language (including Spanish) in connection with any of the aforementioned filings, this opinion may be filed together with any such translation, and if there are any discrepancies between this English version and the translated version, the English version will prevail. In addition, this opinion does not in any manner address the prices at which the Santander Mexico Securities will trade at any time, and Morgan Stanley expresses no opinion or recommendation as to whether the holders of Santander Mexico Securities should tender their securities into, or take any other actions in connection with, the Tender Offers.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Share Consideration and the ADS Consideration are fair from a financial point of view to the holders of the Santander Mexico Shares and the Santander Mexico ADSs, respectively (other than Santander Group and its affiliates).

Very truly yours, MORGAN STANLEY & CO. LLC /s/ Morgan Stanley & Co. LLC

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